Gryphon Digital Mining, Inc.

1180 N. Town Center Drive, Suite 100

Las Vegas, NV 89144

VIA EDGAR

June 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski John Dana Brown

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-4
Filed June 6, 2025
File No. 333-287865

Ladies and Gentlemen:

On behalf of Gryphon Digital Mining, Inc. (the “Company,” “we” or “our”), we hereby submit responses to the comment letter received from the staff (the “Staff” or “you”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 23, 2025 (the “Comment Letter”), regarding the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 6, 2025.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the response. In response to the Staff’s comments, the Company is filing via the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system an amendment to the Registration Statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter. Capitalized terms used but not defined in this correspondence have the meanings set forth in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise the cover page to disclose the estimated Exchange Ratio of each class of ABTC common shares for each class of Gryphon common shares, the implied price per share and the aggregate value of the consideration of the merger. In addition, please disclose the number of shares of each class of common stock offered in connection with the Mergers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on the cover page of the Amended Registration Statement to address the Staff’s comment.

Notice of Special Meeting of Shareholders, page i

2.	Please revise to briefly describe proposals 3 to 7 here, in the prospectus summary and on page 64.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure in the Notice of Special Meeting of Shareholders and on pages 13 and 65 of the Amended Registration Statement to address the Staff’s comment.

Questions and Answers About the Mergers

What will happen to Gryphon if, for any reason, the Mergers do not close, page xxi

3.	Please expand your disclosure in this section to address the termination fee.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page xxi of the Amended Registration Statement to address the Staff’s comment.

Regulatory Approvals, page 6

4.	Please disclose the date that the notification and report form were submitted pursuant to the HSR Act and the current status of approval under the HSR Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 6 and 94 of the Amended Registration Statement to address the Staff’s comment to report that the notification and report form have not yet been submitted.

Terms of the Mergers; Merger Consideration, page 6

5.	Please revise to disclose the situations in which the Exchange Ratio is adjustable upward or downward, including the issuance of ABTC's financing involving a private placement, the potential of Gryphon to conduct a reverse stock split and the sale of not more than $5 million of Gryphon's common stock under its at-the-market offering program for the purpose of repaying the Anchorage Loan prior to Closing. In addition, please disclose, if known, the number of shares of Class A Common Stock that ABTC plans to issue prior to the Closing and the number of shares of common stock that Gryphon plans to issue prior to the Closing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 7 and 69 of the Amended Registration Statement to address the Staff’s comment.

Ownership of the Combined Company After the Mergers, page 7

6.	Please disclose here, on the cover page, in the second complete risk factor on page 17 and on page 126 the percentage of voting power that the holders of ABTC Common Stock and the holders of equity interests of Gryphon will have following the completion of the Mergers. In addition, please disclose here the percentage of the Combined Company that Hut 8 will own and the voting power that Hut 8 will have following the completion of the Mergers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on the cover page and pages 7-8, 18 and 129 of the Amended Registration Statement to address the Staff’s comment.

Certain Related Agreements, page 10

7.	Please revise to disclose here the termination date of the ABTC Support Agreement, the Gryphon D&O Support Agreements and the Gryphon Support Agreement (Anchorage). In addition, please disclose the voting power of the directors and executive officers that entered into the Gryphon D&O Support Agreements and identify the parties to the agreements. Also please disclose the voting power of Anchorage in your discussion of the Gryphon Support Agreement (Anchorage). Also disclose that the parties to the Gryphon D&O Support Agreements have also agreed to vote against any Gryphon Acquisition Proposal or any proposal with respect to Gryphon that is in opposition to or in competition with the Mergers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 12-13 and 123 of the Amended Registration Statement to address the Staff’s comment.

Risk Factors

Risks Related to the Mergers

Gryphon and ABTC are expected to incur substantial expenses, page 22

8.	Please revise your disclosure to provide, to the extent available, an estimate of the expenses that Gryphon and ABTC have incurred and are expected to incur in connection with the Mergers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 23 of the Amended Registration Statement to address the Staff’s comment.

Risks Related to Gryphon

To the extent that any such claims may be based upon federal law claims, Section 27, page 29

9.	We note that the heading to this risk factor addresses Section 27 of the Exchange Act but that the disclosure under this heading addresses Section 22 of the Securities Act. Please revise to expand this risk factor to also address Section 27 of the Exchange Act and revise the heading to indicate that the risk factor addresses both Section 22 of the Securities Act and Section 27 of the Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 29-30 of the Amended Registration Statement to address the Staff’s comment by revising the heading and making clear that the previously bolded and italicized language was not intended to be a new risk factor.

Risks Related to the Combined Company

The Proposed Charter will include a forum selection clause, page 61

10.	Please revise your prospectus to state that there is uncertainty as to whether a court would enforce the provision related to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 62 of the Amended Registration Statement to address the Staff’s comment.

The Mergers

Board of Directors and Management Following the Mergers

11.	We note that ABTC has not yet determined the fifth director of the Combined Company and that it may hire additional executive officers. Please disclose when ABTC expects to identify the fifth director and the individuals who will serve as any other executive officers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 72 of the Amended Registration Statement to address the Staff’s comment.

Background of the Mergers

12.	Please add disclosure to describe the negotiations regarding the voting power of Gryphon stockholders and ABTC stockholders in the Combined Company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 75-77 of the Amended Registration Statement to address the Staff’s comment.

13.	Please disclose any discussions between Gryphon and other potential strategic partners regarding alternative transactions as well as the other financial and strategic alternatives that Gryphon considered. Please describe with sufficient detail so that investors understand why these alternative options were not pursued or were rejected. In this regard, we note your disclosure on page 87 that Gryphon conducted a through review of strategic alternatives.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 75-76 and 78-79 of the Amended Registration Statement to address the Staff’s comment.

14.	Please disclose whether a specific post-transaction share of equity in the combined company as between Gryphon stockholders and stockholders of the Hut 8 counterparty to the transaction was considered either in the March 6, 2025 or March 11, 2025 meeting and, if so, which party proposed the post-transaction share of equity. In addition, please summarize the terms that were discussed and negotiated in the March 13, 2025, March 24, 2025, March 25, 2025 and March 31, 2025 meetings. Similarly, please disclose the exchange ratio that was proposed in the April 28, 2025 meeting and disclose which party proposed the exchange ratio.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 75 and 77 of the Amended Registration Statement to address the Staff’s comment.

15.	Please briefly describe Gryphon's and its affiliates' rights and obligations under the Captus Agreement so that investors understand the agreement in the context of the Merger Agreement negotiation with Hut 8. Also address the impact to Gryphon of its assignment of the rights and obligations under the Captus Agreement and why Gryphon agreed to assign its rights and obligations under the Captus Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 76 and 79-80 of the Amended Registration Statement to address the Staff’s comment.

16.	We note your disclosure on page 73 that, "[o]n February 14, 2024, members of Gryphon’s management held in-person meetings with several investment bankers in New York and discussed on a no-names basis the possibility of a business combination transaction involving Gryphon" and that "Gryphon’s management was encouraged by the generally positive reception to this concept." Please expand this section to clarify whether the purpose of this meeting was to elicit response regarding Gryphon's current engagement with a strategic partner for the purposes of a business combination transaction or to find alternative strategic partners.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 75 of the Amended Registration Statement to address the Staff’s comment.

Opinion of Marshall & Stevens, page 77

17.	Please disclose any material relationship that existed during the past two years or that is contemplated between Marshall & Stevens, including its affiliates, and Gryphon and its affiliates. If no such relationship existed or is contemplated, so state. Similarly, please disclose any material relationships between Marshall & Stevens and Hut 8 and its affiliates or American Bitcoin and its affiliates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 80 of the Amended Registration Statement to address the Staff’s comment.

18.	Please disclose any projections contained in the presentations provided to Marshall & Stevens, named "Building America's Bitcoin Infrastructure Backbone" and the "New Standard in Bitcoin Mining," to the extent that Marshall & Stevens used those projections to reach its fairness determination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 81 of the Amended Registration Statement to address the Staff’s comment.

Gryphon’s Reasons for the Approval of the Mergers, page 86

19.	We note your disclosure in the fifth bullet point on page 87 that Gryphon considered ABTC's current business plan in connection with its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. Please expand this bullet point to briefly describe which aspects of ABTC's business plan Gryphon considered and clarify what you mean by the "upcoming value inflection points."

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 90 of the Amended Registration Statement to address the Staff’s comment.

ABTC’s Reasons for the Approval of the Mergers, page 89

20.	Please expand the eighth bullet point on page 89 to clarify what you mean by the "current economic, industry and market conditions affecting ABTC."

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on pages 3 and 92 of the Amended Registration Statement to address the Staff’s comment.

Marshall & Stevens Fairness Opinion, page J-1

21.	We note the Opinion provided by Marshall & Stevens includes the statement, "[o]ur Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity for any other purpose." As drafted, this statement may be construed as a disclaimer of liability to the security holders. Please have Marshall & Stevens revise the Opinion to remove this statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company has amended the disclosure on page 80 of the Amended Registration Statement to address the Staff’s comment. Further, the Company respectfully notes that per the Marshall & Stevens engagement letter and agreed upon terms of engagement, Marshall & Stevens was engaged by the Company for the sole benefit of and to advise the Gryphon Board with the consideration of a possible acquisition of ABTC. Marshall & Stevens was not engaged to advise Gryphon stockholders.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Adam Berkaw, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Steve Gutterman
Name:	Steve Gutterman
Title:	Chief Executive Officer

cc:	Adam Berkaw, Ellenoff Grossman & Schole LLP
Christopher M. Barlow, Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP